Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: September 25, 2013

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PUBLICIS GROUPE S.A.

French Société Anonyme with a share capital of 85 204 188 €.

Registered Office: 133, avenue des Champs-Elysées, 75008 Paris

542 080 601 R.C.S. Paris

MANAGEMENT BOARD REPORT TO THE GENERAL MEETING OF THE HOLDERS OF BONDS REDEEMABLE INTO NEW OR EXISTING SHARES (ORANE 2022)

General meeting of the holders of ORANE issued on 24 September 2002, redeemable into ordinary shares of Publicis Groupe S.A. from 1 September 2005 to 24 September 2022

(ISIN Code: FR0000187783)

Dear Sirs, Madams

As holders of bonds issued on 24 September 2002 and redeemable into new or existing shares (the “ORANE”) of Publicis Groupe S.A. (the “Company”), the terms and conditions of which are contained in an information memorandum (note d’opération) which received the visa number 02-564 issued by the Commission des Opérations de Bourse on 16 May 2002 (the “Agreement”), we have invited you to a general meeting in accordance with articles L.228-65 et al., and L.228-101 of the French Commercial Code (code de commerce) and the provisions of paragraph 6.3.4.3(6) of the Agreement, in order to present to you the business combination proposal between the Company and Omnicom Group Inc (“Omnicom”), as well as draft amendments to the Agreement proposed by the Management Board.

The general meeting has been convened to resolve on the following agenda:

1)	Approval, in accordance with the ORANE issuance agreement as described in the information memorandum with the COB visa number 02-564 dated 16 May 2002 (the “Agreement”) and with the provisions of article L. 228-65 of the French commercial code (code de commerce), of the proposed merger by way of absorption of the Company by Publicis Omnicom Group NV, pursuant to the conditions and procedures as stipulated in the agreement called the Business Combination Agreement;

2)	Approval of the amendment to paragraph 6.3 “ Amortization – Redemption of bonds in shares of Publicis” of the Agreement in order to provide for the mandatory early redemption of all outstanding ORANE in contemplation of the merger between the Company and the company Omnicom Group Inc;

3)	Approval of the clarification of paragraphs 6.2.6.2 and 6.2.6.3 of the Agreement in order to determine how to calculate the accrued coupon in certain early redemption cases; and

4)	Authorization to comply with all formalities and filing requirements in connection with this meeting.

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It is to be noted that decisions are to be taken by a two-thirds majority of the voting rights present or represented at the general meeting. The general meeting may validly deliberate upon first convocation only if ORANE holders present or represented hold at least 25% of the voting rights and upon second convocation only if ORANE holders present or represented hold at least 20% of the voting rights.

1.	Presentation of the merger between the Company and Omnicom Group Inc

a.	Combination Agreement and Purpose of the Combination

On 27 July 2013, the Company and Omnicom entered into a contract called the “Business Combination Agreement” (including the exhibits and schedules thereto, the “BCA”), pursuant to which the two companies have agreed, subject to certain conditions, to combine their operations (the “Combination”).

This Combination will take the form of a merger of equals that will lead to the birth of a leading player in the field of advertising and provision of marketing services.

The benefits arising from the Combination for the two groups and their shareholders as well as the prospects of the new group, as presented by each of the companies to their investors are annexed in Schedule A to this Report and available on the “Investor Relations” page of the website of Publicis, at the following Internet address:

http://www.publicisgroupe.com/media/display/id/6880.pdf

The BCA may be consulted at the following Internet address:

http://phx.corporate-ir.net/phoenix.zhtml?c=102269&p=irol-SECText&TEXT=aHR0cDovL2FwaS50ZW5rd2l6YXJkLmNvbS9maWxpbmcueG1sP2lwYWdlPTkwNDcwN

zgmRFNFUT0wJlNFUT0wJlNRREVTQz1TRUNUSU9OX0VOVElSRSZzdWJzaWQ9NTc%3d

b.	Key Features of the Combination

Pursuant to the BCA, shareholders of the Company will, in exchange for their Publicis shares, receive shares of a newly constituted Dutch entity called Publicis Omnicom Group N.V. (“Newco”), which will absorb the Company by way of a cross-border merger (the “Publicis Merger”). Omnicom will, conditional upon the Publicis Merger taking place, concomitantly absorb, by means of a reverse triangular merger, a new entity constituted under the laws of the State of New York and wholly-owned by Newco. Upon completion of this merger, Omnicom’s shareholders will receive Newco shares in exchange for their Omnicom shares (the “Omnicom Merger”).

The exchange ratio in respect of the Publicis Merger will be one Newco share for one Publicis share (the “Publicis Exchange Ratio”). There will thus be no fractional entitlements resulting from this merger. Prior to the merger, Publicis will pay out a special dividend in cash amounting to 1 euro per Publicis share (the “Publicis Special Dividend”).

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The exchange ratio in respect of the Omnicom Merger will be 0.813008 Newco shares for one Omnicom share (the “Omnicom Exchange Ratio”). Prior to the merger, Omnicom will pay out a special dividend in cash amounting to 2 dollars per Omnicom share (the “Omnicom Special Dividend”). The Omnicom Special Dividend may be adjusted upward, and the Omnicom Exchange Ratio may be relatedly adjusted downward, to take account, in particular, changes in the number of shares (excluding treasury shares) comprising the outstanding share capital of the Company relative to the number of outstanding shares (excluding treasury shares) comprising the share capital of Omnicom at the time of the Combination, in accordance with conditions more fully set forth in article 1.7(c) of the BCA (the “Adjustment Mechanism”). In particular, if all of the ORANE have not been redeemed at the date of completion of the Combination, the Omnicom Special Dividend may be adjusted upward.

In addition, the Publicis Special Dividend or the Omnicom Special Dividend, as applicable, may also be adjusted upward in order to equalize, if and as necessary, the amount of ordinary dividends paid by each party to its shareholders prior to the time of the Combination, it being noted however that Omnicom is permitted to pay out to its shareholders two quarterly dividends of 0.40 dollars per share each, without such payouts counting towards this ordinary dividend equalization mechanic.

Upon completion of the Combination, the existing shareholders of Publicis and Omnicom will each hold approximately 50% of the capital of Newco. Based on the number of shares of Publicis and Omnicom expected to be outstanding immediately prior to the completion of the Combination, it is anticipated that the existing shareholders of Publicis and Omnicom will hold approximately 50.64% and 49.36% of Newco respectively.

Newco, whose issued capital will, immediately upon completion of the Combination, be solely comprised of ordinary shares, will seek the admission to trading of all of its shares on the New York Stock Exchange (“NYSE”) and on the regulated market of NYSE Euronext in Paris (“Euronext Paris”), and their inclusion on the S&P 500 and CAC 40 indices.

Newco will be organised under the laws of the Netherlands and the new group will have its operational headquarters in Paris and New York.

The Publicis Merger will be a cross-border merger governed by the European Parliament and the Council Directive of 26 October 2005 on cross-border mergers (2005/56/CE) and French and Dutch company law, in particular articles L236-1 et seq. and L236-25 et seq. of the French Commercial Code (code de commerce). Newco will not have European company status upon completion of the merger and will retain its corporate form as a naamloze vennootschap (equivalent to the French société anonyme). The Publicis Merger will result in the establishment of a cross-border merger agreement, the terms of which will conform to the BCA.

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The proposed combination between Publicis and Omnicom as described in the BCA was unanimously approved by the supervisory and management boards of Publicis. In accordance with French law, the Commercial Court of Paris (tribunal de commerce de Paris) have, on 4 September 2013, appointed Messrs. Jean-Charles de Lasteyrie, Olivier Peronnet and Jacques Potdevin as merger auditors who will be responsible for preparing a report on the conditions of the Publicis Merger that will address, in particular, the Publicis Exchange Ratio and Omnicom Exchange Ratio. It is noted that the Omnicom Board of Directors has also unanimously approved and recommended the Combination.

c.	Post-merger Governance of Newco

The governance of Newco to be implemented after the completion of the Combination will be balanced and aim to ensure equal representation of the two groups Publicis and Omnicom, at the board as well as CEO levels of the new group, for a certain period of time as stipulated in the BCA.

Newco will be managed by a board of directors (conseil d’administration) on which the two Co-CEOs mentioned below (i.e. Mr. Maurice Lévy and Mr. John Wren) will sit as executive directors, with equal representation of directors from Publicis and Omnicom (seven each in addition to the two Co-CEOs) and with the objective of strengthening diversity and gender equality. Certain important decisions (including revocation of the CEOs) will be taken by a two-third majority of the board members.

Immediately following the completion of the Combination, the current Chairpersons of the Omnicom board and the Publicis supervisory board (i.e. Mr. Bruce Crawford and Mrs. Elisabeth Badinter, respectively) will alternate annually between the roles of Chairman and non-executive Vice-Chairman for the period of time stipulated in the BCA, until such time Mr. Maurice Lévy is designated as Chairman.

Four committees will be constituted to oversee audit, finance, nominations and governance and compensation respectively.

During the 30 months following the completion of the Combination, the new group will be managed by the two current CEOs of Publicis and Omnicom (i.e. Mr. Maurice Lévy and Mr. John Wren, respectively), who will be Co-CEOs possessing identical powers and responsibilities. At the end of this 30-month period, Mr. Maurice Lévy will become non-executive Chairman of the Board for a period of at least 30 months, and Mr. John Wren will become the sole CEO.

The key members of management of the new group will be nominated by mutual agreement between the two Co-CEOs.

d.	Conditions Precedent to the Publicis Merger

The completion of the Publicis Merger and more generally of the Combination between Publicis and Omnicom are subject to satisfaction or, to the extent permitted by law, waiver of the following key conditions precedent, among others:

•	Approval of the BCA and the Omnicom Merger by Omnicom shareholders, representing a majority of no less than two-thirds of the outstanding Omnicom shares;

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•	Approval of the draft merger agreement relating to the Publicis Merger by Publicis shareholders, representing a majority of no less than two-thirds of the total voting rights present or represented at the extraordinary general meeting of Publicis shareholders, as well as the approval by Publicis’ shareholders of the Publicis Special Dividend mentioned above by a simple majority;

•	Authorization of relevant administrative authorities for the Combination, notably certain anti-trust/merger control approvals and grant of the tax ruling from the French ministry of budget in respect of mergers (agrément fiscal);

•	Admission to trading of Newco shares on the NYSE and on Euronext Paris;

•	No legal restrictions or injunctions which would prohibit or make illegal the consummation of the Combination;

•	No event that has or would have a material adverse effect (as defined in the BCA) on either party.

e.	Indicative Timeline

The Company expects the Combination to be completed within the first quarter of 2014, based on the state of currently available information. The extraordinary general meeting of the Company’s shareholders will be convened on a date closer to the expected completion date. The timeline will notably depend on the time taken to obtain authorization of relevant administrative authorities for the Combination, as described above.

2.	Consequences of the Publicis Merger on the situation of ORANE Holders

The description below of the consequences of the Publicis Merger on the ORANE reflects the consequences that the Publicis Merger would have as regards ORANE holders without taking into account the early redemption proposal described hereafter.

a.	Consequences of the Merger on the Rights of ORANE Holders with respect to any Outstanding ORANE

Newco will assume the rights and obligations of the Company as a result of the Publicis Merger, such that following the Combination, any outstanding ORANE will become entitled to redemption in respect of Newco shares rather than Publicis shares.

The financial year will remain unchanged. Newco will remain subject to the obligation to prepare consolidated financial statements.

The ORANE will be redeemed in Newco shares, according to the same payment schedule as set out in the Agreement.

The annual coupon of the ORANE will be calculated by application of the formula set out in the Agreement, in respect of dividends paid by the Company and then Newco during the periods in question. The coupon due on 1 September 2014, 2015 and 2016 will thus be calculated taking into account the dividends paid out by the Company in 2012 and 2013 and dividends paid out by the Company and Newco between 1 September 2013 and 31 August 2014.

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Given the 1:1 exchange ratio applicable in the Publicis Merger, there will not be any adjustment to the redemption parity (as adjusted in respect of past distributions paid out of premium as described below) as a result of the Publicis Merger itself. However, the redemption parity may be adjusted to take into account the Publicis Special Dividend of one euro per share, , according to the provisions set out in the Agreement and in particular articles L. 228-99 and R. 228-87 to R. 228-92 of the French Commercial Code (code de commerce français). In this way, the new number of shares obtainable in repayment of each ORANE will be determined by multiplying the number of shares that could have been obtained in repayment of the ORANE prior to the start of the Combination by the ratio:

Share value prior to distribution

Share value prior to the distribution less distributed sum or value of securities distributed per share

For purposes of calculating this ratio, the share value prior to distribution will be determined according to the average opening prices for the shares on Euronext Paris observed on twenty consecutive trading days chosen from the forty trading days prior to the distribution date.

The new redemption parity resulting from the adjustment above will be made known to the ORANE holders by a notice published in the Bulletin des Annonces Légales Obligatoires, in a financial newspaper with national circulation and on Euronext Paris.

Subject to these reservations, the ORANE will remain governed by French law and the Agreement. The ORANE will remain listed on Euronext Paris.

Consequently, ORANE holders will, following completion of the Publicis Merger, retain their status in Newco under the same conditions as that currently in force (subject to adjustment of the redemption parity mentioned above).

b.	Contractual Early Redemption Option

ORANE holders are entitled, pursuant to article 6.3.3.1 (iii) of the Agreement, to request the early redemption of their ORANE into newly issued or existing shares of the Company prior to the extraordinary general meeting of the Company’s shareholders convened to resolve on the Publicis Merger. In the event of such early redemption, the accrued coupon in respect of the ORANE until the redemption date is equally due and payable, in cash or in shares at the discretion of the Company. If the accrued coupon is paid out in shares, the number of shares of the Company deliverable is determined on the basis of the average of the opening trading prices of the shares of the Company quoted on Euronext Paris for the ten trading days prior to the redemption date (the trading price for such redemption date being excluded).

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The redemption date(s) of the ORANE to holders who request such redemption shall be no later than 10 days prior to the extraordinary general meeting of the Company’s shareholders convened to resolve on the Publicis Merger.

The Company will inform ORANE holders of the date from which they will be able to request the early redemption of their securities and the redemption technicalities.

c.	Tax Considerations of the Publicis Merger for ORANE Holders

The tax regime applicable to ORANE holders who are tax resident in France in respect of the remuneration of ORANE and their repayment should not be affected by the Publicis Merger. In particular, the remuneration of ORANE should not be subject to withholding tax insofar as such remuneration could always be considered for tax purposes to be French source remuneration.

3.	Adjustment to ORANE Redemption Parity as a result of past distributions of premium

In view of the portion of distributions paid out of the premium accounts of the Company since the issuance of the ORANE until the date of this Report and pursuant to provisions of the Agreement, the exchange parity of the ORANE shall be revised and increased from 1.000 share to 1.015 shares (rounded to the nearest third decimal place), such that 1.015 shares will be delivered to the holders for each share that would have been delivered in absence of the adjustment.

Where the number of shares derived upon application of the adjusted parity does not result in a whole number, an ORANE holder may request delivery of either:

•	such number of Publicis shares rounded down to the nearest whole number, in which case such holder will be paid an amount in cash equal to the product of the fractional share remaining and the average opening trading prices of the Company’s shares quoted on Euronext Paris for the twenty trading days prior to the redemption date; or

•	such number of Publicis shares rounded up to the nearest whole number, in which case such holder will pay to the Company an amount in cash equal to the value of the fractional share requested, calculated on the basis provided above.

Calculation of the coupon attached to the ORANE will be adjusted in the same manner.

In addition, to enable existing and past ORANE holders to benefit from this adjustment in respect of redemptions and coupon payments which occurred within the limitation period (i.e. on each of the redemption dates between 1st September 2009 and 1st September 2013), the Company will put in place a facility that will allow any person who can evidence ownership of ORANE on these dates to receive, in full and final settlement:

•	such number of additional shares corresponding to what he/she should have received during the limitation period as a result of this adjustment, in addition to shares already received;

•	as well as an amount corresponding to the supplementary coupon payable in respect of the parity adjustment.

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The technical conditions of this facility will be communicated by the Company to investors in due course.

4.	Approval of the Publicis Merger by the ORANE Holders

Pursuant to article L. 228-101 of the French Commercial Code (code de commerce) and the provisions of paragraph 6.3.4.3 (6) of the Agreement, ORANE holders must vote on the Publicis Merger.

In the event no approval in respect of the Publicis Merger is obtained from the ORANE holders in general meeting, the Management Board may nevertheless proceed to complete the Combination and the Publicis Merger.

ORANE holders will retain their status in Newco following completion of the Publicis Merger on terms covered in paragraph 2 above.

The general meeting of ORANE holders may however mandate a representative of the meeting to oppose the transaction within thirty (30) days from the publication of the Management Board’s decision relating to the Publicis Merger.

If such an opposition is lodged, the judge may decide either (i) to reject the opposition, (ii) to order the Company to propose the reimbursement of all debt obligations, or (iii) to order the provision of guarantees with a condition precedent to payment being the effective completion of the Publicis Merger. It is to be noted, however, that the ORANE will, in any case, be repaid in shares (of the Company pre-Publicis Merger and of Newco post-Publicis Merger), and that ORANE holders are entitled, in any case, to the optional early redemption right mentioned above.

Such potential opposition will not halt operations related to the Publicis Merger which will be allowed to continue, unless the Management Board decides otherwise.

The Management Board of the Company therefore invites you to vote in favor of the proposed Publicis Merger and more generally the proposed Combination with Omnicom as set out in the BCA.

5.	Approval to Introduce an ORANE Early Redemption Event subject to Approval of the Publicis Merger by the Company’s Shareholders

You are invited to vote on the proposed modification of the terms of the ORANE to provide for the mandatory reimbursement of all ORANE subject to approval by the extraordinary general meeting of the Company’s shareholders, after approval by the latter of the Publicis Merger, and in any case before the completion of the Publicis Merger and before the record

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date for the Publicis Special Dividend, in order that shares delivered in repayment of the ORANE will, upon the approval of the extraordinary general meeting of the Company’s shareholders, benefit from the Publicis Special Dividend.

It should be noted that this proposal to institute a mandatory early redemption event binding on all holders will not call into question the right of each holder to request the redemption of ORANE prior to the extraordinary general meeting of the Company’s shareholders convened to resolve on the Publicis Merger, as discussed above.

The redemption will be carried out at par (taking account of the adjustment mentioned in paragraph 3 above) payable in cash or shares, at the discretion of the Company and ORANE holders will be entitled to the coupon accrued as of the redemption date.

More generally and in accordance with paragraph 6.5 of the Agreement, shares delivered in redemption of the ORANE, whether newly-issued or existing, will, as of the delivery date, be entirely assimilated to existing shares and give right to payment of the same net amount as other shares in respect of any distribution or redemption made by the Company.

a.	Reasons for the Proposed Early Redemption

In the course of discussions on the Combination, the Company considered that it would be desirable to simplify the capital structure of Publicis by cancelling the ORANE which constitute a significant amount of differed capital representing, as of 2 September 2013 and taking in account the adjustment mentioned in paragraph 3 above, 14 270 048.415 shares (on the basis of 9.135 shares per ORANE), or approximately 6.7% of the total number of shares issued by the Company and approximately 7.1% of the total number of shares (after deduction of treasury shares)1.

For these reasons, the Company has reserved in the BCA the possibility to propose to ORANE holders (and has undertaken to do so upon request by Omnicom) to authorize the early redemption of the ORANE, such redemption to occur prior to the completion of the Combination, it being noted however that the acceptance by the ORANE holders gathered in general meeting of this mandatory early redemption is not a condition precedent to the Publicis Merger and the Combination envisaged in the BCA.

Furthermore, if the ORANE are not redeemed in their entirety at the date of the Publicis Merger, the effect of such non-redemption on the number of outstanding shares of the Company prior to the date of completion of the Combination would be taken into account in the Adjustment Mechanism, in accordance with article 1.7 (c) of the BCA, as described above.

Finally, the mandatory early redemption of all the ORANE appears even more desirable as the Company expects that a significant number of holders wish to benefit from the early redemption option offered to them as a result of the Publicis Merger pursuant to article 6.3.3.1 (iii) of the Agreement, as discussed above, and that in this case only a small number of

[1]	On the basis of the number of shares issued and treasury shares held as of 30 June 2013.

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ORANE would remain unredeemed after the Publicis Merger, which would give rise to disproportionally significant administrative costs for the Company and provide very limited (or effectively no) liquidity to the remaining ORANE holders. The benefits and consequences of early redemption of the ORANE for its holders are described below.

The Company thus wished to convene the general meeting of ORANE holders by 10 October 2013 in order to secure the simplification of its balance sheet before the publication of the first regulated documentation, expected to occur before the end of October 2013, relating to the Combination, which will make reference to the capital of the combined entity and thus to the full redemption (or otherwise) of the ORANE.

b.	Benefits and consequences of early redemption of the ORANE

The early redemption of ORANE (whether optional, pursuant to article 6.3.3.1 (iii) of the Agreement, or mandatory after the Publicis Merger as proposed to the holders) will present the following consequences for the holders:

i.	Access to Liquidity

The Company has identified only an extremely weak liquidity on Euronext Paris for the ORANE, which limits the ability of holders to sell them on favorable terms.

By way of illustration, in recent months, only 3 quotations were recorded on the Bloomberg page dedicated to the ORANE (Bloomberg page <PUBFP 2.2842 09/24/22> Corp <HP>) on 18, 19 and 20 June 2013 at highly discounted price levels relative to the value of the underlying shares, such discount resulting from the unfavorable yield differential for the current interest period and from this lack of liquidity.

Date	Listed Price	Discount relative to the value of underlying shares
18 June 2013	459.840	17.1%
19 June 2013	461.683	16.6%
20 June 2013	455.633	16.1%

ii.	Alignment of Returns with Equity Returns

In the past, despite the 110% bonus ratio provided for in the formula to determine the coupon; the application of such formula has never enabled ORANE holders to achieve a return equivalent to that offered by shares, given the increase in the Company’s ordinary dividend.

It is recalled in this regard that the Company and Omnicom are contemplating a payout ratio of 35% (see Schedule A, page 24).

The early redemption will allow all holders to benefit, in respect of the shares that they will receive upon redemption, the special dividend of one euro per share mentioned above. Thus, the ORANE will not be adjusted as a result of this distribution.

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iii.	Immediate Acquisition of Voting Rights in respect of Underlying Shares

The ORANE do not presently benefit from voting rights in general meeting of shareholders in respect of the underlying shares. The early redemption of ORANE will immediately enable ORANE holders to vote, at general meetings of shareholders of Newco, with all the shares underlying the ORANE.

c.	Tax Consequences of Early Redemption for Holders who are French Tax Residents

It is noted as a preliminary point that the ORANE may be redeemed in newly-issued shares, existing shares, or a combination of both. The proportion of newly-issued and existing shares will be decided upon at the Company’s discretion. ORANE holders should obtain advice from their usual tax advisors in respect of the tax treatment applicable to their specific situation.

The following provides, purely for information purposes, an illustration of the tax consequences of the early redemption for ORANE holders tax-resident in France as of the date of this Report2.

i.	Direct Taxes

ORANE holders who are individuals tax-resident in France will not be immediately taxed on the capital gain realized upon redemption of the ORANE against the Company’s shares. In the event of a capital loss, such loss will not be tax deductible. In return, the fiscal cost price of the Company’s shares will be equal to the fiscal residual cost price of the ORANE on the date of their redemption (articles 150-OB and 150-0D 9è of the French Tax Code (code général des impôts).

Corporations with profits taxable in France who hold ORANE will not be immediately taxed on the capital gain realized upon redemption of the ORANE against the Company’s shares on condition that such redemption is carried out exclusively in newly-issued shares (article 38-7 of the French Tax Code (code général des impôts)). However, if the redemption of ORANE is carried out in whole or in part by the delivery of existing shares of the Company, the capital gain realized will be included in the result subject to corporate income tax in accordance with ordinary law.

ORANE holders who are non tax-resident in France and who do not hold ORANE in a business carried on in France, a permanent establishment or a fixed business base in France, will not be taxed in France on the capital gain realized upon redemption of the ORANE.

ii.	Tax on Financial Transactions

Pursuant to article 235 ter ZD of the French Tax Code (code général des impôts), the delivery of existing shares of the Company to ORANE holders in repayment of such ORANE will be subject to a financial transactions tax at the rate of 0,2%. The taxable base would be

[2]	The tax analysis presented in this Report has been reviewed by the Company’s tax counsel.

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comprised of the residual issue price of the ORANE as redeemed. Depending on the contractual provisions governing relations between ORANE holders, their financial intermediaries and depositaries, the ORANE holders may potentially see the cost of the financial transactions tax passed on to them, where such tax applies.

In the event of delivery of new shares of the Company, the repayment transaction would constitute a share purchase undertaken in conjunction with a capital increase and should thus be exonerated by application of article 235 ter ZD II 1è of the French Tax Code (code général des impôts). The attention of ORANE holders is however drawn to the fact that the French tax authorities consider in this case that financial transactions tax is nevertheless due (BOI-TCA-FIN-10-20, § 290, 27 nov. 2012).

6.	Clarifications on Calculation Methodology of Accrued Interest in event of Early Redemption of ORANE

a.	Coupon in event of Early Redemption of ORANE

Pursuant to paragraphs 6.2.6.2 et 6.2.6.3 of the Agreement, the Company will pay in respect of the ORANE, upon early redemption of the latter (whether optional, pursuant to paragraph 6.3.3.1 (iii) of the Agreement, or mandatory after the Publicis Merger as proposed to the holders), the accrued coupon calculated prorata temporis in view of the number of days elapsed since 1 September 2013 (the last coupon payment date), on the basis of 365 days in accordance with article 6.2.6.1 of the Agreement.

The accrued coupon may be paid by the Company, at its discretion, either in cash or in shares of the Company, in accordance with paragraph 6.2.6.3 of the Agreement. In the latter case, the value of the share taken into account in order to assess the number of shares deliverable in payment of the coupon will be the average of the opening trading prices of the shares of the Company quoted on Euronext Paris for the ten trading days prior to the redemption date (the trading price for such redemption date being excluded).

b.	Calculation of Coupon in event of Early Redemption in the context of the Publicis Merger

It is expected, based on the indicative timeline currently envisaged by the parties (the actual implementation of which will depend on several factors, as described above), that the general meeting convened to resolve on the Publicis Merger will be held before the Company holds its annual general meeting for 2014.

Given that the coupon will have to be revised for a three-year period that will start running from 1 September 2013, the coupon in respect of the period running from 1 September 2013 to 31 August 2014 (payable on 1 September 2014), will be determined as follows, in accordance with article 6.2.6.1 (vi) of the Agreement:

Max [Coupon Minimum ; R(n) x 110% x [(Div2014 + Div2013 + Div 2012) / 3]]

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where Rn is the number of underlying shares yet to be redeemed and Div is the net amount of dividend (excluding tax credits) per share, the distribution of which was voted on between 1 September of the preceding year and 31 August of the year in question.

This valuation thus takes into account the dividend(s) the distribution of which will be voted on between 1 September 2013 and 31 August 2014. It is likely that the annual dividend will not yet have been submitted to the shareholders for approval at the time of the early redemption (whether optional or mandatory). Furthermore, the Publicis Special Dividend will only be voted on after the optional early redemption window is open to the holders.

c.	Calculation of the Accrued Coupon

In order to clarify the method of calculation of the accrued coupon, and it being reminded that the shares issued in redemption (whether optional or mandatory) of ORANE will benefit from the Publicis Special Dividend of one euro per share, it is proposed to the holders that the accrued coupon shall be paid in the event of early redemption (whether optional or mandatory) occurring in the context of the Publicis Merger and calculated on the basis of a flat annual rate of 3.2946% per ORANE, payable in full and final settlement and calculated on the basis of the nominal value of the ORANE.

This coupon would correspond to the revised coupon according to the terms of the Agreement on the theoretical assumption that a distribution of 1.10 euros per share was distributed during the period running from 1 September 2013 to 31 August 2014 and taking into account the parity adjustment of the ORANE in respect of past distributions paid out of premium mentioned in paragraph 3 above.

As a consequence of the above, the Management Board of the Company invites you to vote in favor of the proposed amendments to the terms and conditions of the ORANE.

The proposed resolutions (annexed hereto in Schedule B) reflect the main points of this Report. We encourage you to approve the said resolutions and to entrust the Management Board to bring the planned transactions to a successful conclusion, in the best interests of the Company.

It is to be noted that three institutional investors, holding together approximately 60% of outstanding ORANE, have expressed their support in favor of the proposed resolutions and have in this regard committed to conserve their ORANE until at least 10 October 2013.

For further information concerning the Company, holders are invited to refer in particular to the 2012 reference document (document de référence 2012) and to the half-year interim financial statements available on the “Investor Relations” section of the Publicis website at www.publicisgroupe.com/Investorrelations/regulatorydocuments.

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[Unofficial translation for information purposes only]

For further information concerning Omnicom, holders are invited to refer in particular to the annual report for the year ended 31 December 2012 filed on Form 10-K and to the quarterly reports for the quarters ended 31 March 2013 and 30 June 2013 filed with the SEC, all of which are available on the “Investor Relations” section of the Omnicom website at http://www.omnicomgroup.com.

Important Notice

The attention of ORANE holders is drawn to the fact that for reasons indicated in the present Report, the general meeting of ORANE holders has been convened ahead of the general meeting of the Company’s shareholders who will be convened to resolve on the Publicis Merger.

Information that will be disclosed to shareholders and holders of securities of the Company at the time of convocation of the shareholders’ general meeting will include certain information which is not available to date and could not be communicated to ORANE holders, notably pro forma accounts and accounts of Newco, as well as the reports of the merger auditors appointed for purposes of the Publicis Merger.

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[Unofficial translation for information purposes only]

SCHEDULE A

Presentation of the Combination

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[Unofficial translation for information purposes only]

SCHEDULE B

Draft resolutions

First resolution

The general meeting of Bondholders, deliberating under the quorum and majority conditions provided for by article L. 225-96 of the French commercial code (code de commerce), referred to in article L.228-103 of the same code, after having heard the report of the Management Board describing the proposed merger between the Company and the company Omnicom Group Inc, such merger to occur by way of absorption of the Company by Publicis Omnicom Group NV, a company newly-constituted under Dutch law, which will concomitantly absorb Omnicom Group Inc by way of a transaction known as a ‘reverse triangular merger’, entirely in accordance with the agreement known as the Business Combination Agreement dated 27 July 2013 entered into between the Company and Omnicom Group Inc, hereby resolve to authorize, pursuant to paragraph 6.3.4.3 (6) of the information memorandum with the COB visa number 02-564 dated 16 May 2002 (the “Agreement”) and article L. 228-101, 1st sub-paragraph, of the French commercial code (code de commerce), the merger between the Company and Publicis Omnicom Group NV under the conditions set out in the Business Combination Agreement.

Second resolution

The general meeting of Bondholders, deliberating under the quorum and majority conditions provided for by article L. 225-96 of the French commercial code (code de commerce), referred to in article L.228-103 of the same code, after having heard the report of the Management Board, hereby resolve to authorize the following modifications to the Agreement in order to introduce a mandatory early redemption event in the case of merger with Publicis Omnicom Group NV. Such modifications will take effect as soon as they will have been authorized by the shareholders of the Company in extraordinary meeting and will remain subject to such approval.

It is hereby established, in addition to the cases of early redemption at the option of the issuer under paragraph 6.3.2 of the Agreement and cases of early redemption at the option of the Bondholders under paragraph 6.3.3 of the Agreement, a case of mandatory early redemption for the Company and the Bondholders as follows.

The redemption of ORANE will occur in advance and mandatorily in respect of all outstanding ORANE held by the Bondholders, on a date to be decided upon by the Company, such date not being later than (i) the tenth working day following the date of the extraordinary general meeting of the shareholders of the Company approving the merger of the Company with the Dutch company that will be called Publicis Omnicom Group NV, pursuant to the agreement called the Business Combination Agreement entered into on 27 July 2013 between

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[Unofficial translation for information purposes only]

the Company and Omnicom Group Inc nor (ii) the day preceding the record date for payment of the special dividend of 1 euro per share which will be paid prior to the merger pursuant to such Business Combination Agreement.

The early redemption will result in the award of such number of shares of the Company remaining due at such date pursuant to paragraph 6.3.1.2 of the Agreement (as adjusted to take account of the portion of dividends paid out of premium since the issuance of the ORANE, such adjustment leading to the delivery of 9.135 shares per ORANE instead of 9 shares) and the payment of the coupon accrued as of the redemption date pursuant to paragraphs 6.2.6.2 et 6.2.6.3 of the Agreement, as modified according to the third resolution. Pursuant to paragraph 6.5 of the Agreement, the shares issued in redemption of the ORANE will be immediately assimilated to the existing shares.

The mandatory early redemption mentioned in the present resolution does not call into question the right of the Bondholders to demand the optional early redemption of their ORANE, pursuant to paragraph 6.3.3.1 (iii) of the Agreement.

Third resolution

The general meeting of Bondholders, deliberating under the quorum and majority conditions provided for by article L. 225-96 of the French commercial code (code de commerce), referred to in article L.228-103 of the same code, after having heard the report of the Management Board, hereby resolve to approve certain amendments to the Agreement in order to clarify the calculation methodology of the coupon accrued in certain cases of early redemption. Such clarifications will have immediate effect.

Regarding the calculation of coupon in the event of optional early redemption (in accordance with paragraph 6.3.3.1 (iii) of the Agreement) or mandatory early redemption (in accordance with the second resolution of this general meeting) occurring in the context of the merger between the Company and the Dutch company that will be called Publicis Omnicom Group NV, pursuant to the agreement called the Business Combination Agreement entered into on 27 July 2013 between the Company and Omnicom Group Inc, then the coupon due on the date of early redemption of the ORANE will be calculated prorata temporis on the basis of a flat annual rate of 3.2946% calculated based on the nominal value of ORANE, such rate taking account of the adjustment of the ORANE in respect of the portion of dividends paid out of premium since the issuance of the ORANE.

It is additionally noted that the provisions of paragraph 6.2.6.3 of the Agreement will apply in the event of mandatory early redemption mentioned in the second resolution submitted to this general meeting.

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[Unofficial translation for information purposes only]

Fourth resolution

The general meeting of Bondholders, deliberating under the quorum and majority conditions provided for by article L. 225-96 of the French commercial code (code de commerce), referred to in article L.228-103 of the same code, hereby authorizes and grants all powers to the holder of a copy or excerpt of the minutes of this meeting to make any submissions, publications and formalities provided for by law or as may be necessary.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

1

WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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PUBLICIS GROUPE S.A.

Société anonyme au capital de 85 204 188€

Siège social: 133, avenue des Champs-Elysées, 75008 Paris

542 080 601 R.C.S. Paris

RAPPORT DU DIRECTOIRE

A L’ASSEMBLEE GENERALE DES PORTEURS D’OBLIGATIONS

REMBOURSABLES EN ACTIONS NOUVELLES OU EXISTANTES (ORANE 2022)

Assemblée générale des porteurs

d’ORANE émises le 24 septembre 2002, remboursables en actions Publicis Groupe SA du

1er septembre 2005 au 24 septembre 2022

(Code ISIN: FR0000187783)

Mesdames, Messieurs,

En votre qualité de porteurs d’obligations remboursables en actions nouvelles ou existantes de Publicis Groupe SA (la « Société ») émises le 24 septembre 2002 (les « ORANE ») dont les modalités et les caractéristiques ont fait l’objet d’une note d’opération portant le visa numéro 02-564 délivré le 16 mai 2002 par la Commission des opérations de bourse (le « Contrat »), nous vous avons convoqués en assemblée générale, conformément aux dispositions des articles L. 228-65 et suivants, et L. 228-101 du code de commerce et aux stipulations du paragraphe 6.3.4.3 (6) du Contrat, afin de vous présenter le projet de rapprochement entre la Société et la société Omnicom Group Inc (« Omnicom »), ainsi que les projets d’avenant au Contrat proposés par le directoire.

L’assemblée est convoquée sur l’ordre du jour suivant:

1.	Approbation, conformément au contrat d’émission des ORANE tel que décrit dans la note d’opération portant le visa COB numéro 02-564 en date du 16 mai 2002 (le « Contrat ») et aux dispositions de l’article L. 228-65 du code de commerce, du projet de fusion-absorption de la Société dans Publicis Omnicom Group NV, selon les conditions et modalités prévues dans le contrat dénommé Business Combination Agreement;

2.	Approbation de la modification du paragraphe 6.3 « Amortissement – Remboursement des obligations en actions Publicis » du Contrat afin de prévoir un cas de remboursement anticipé obligatoire de la totalité des ORANE dans le cadre du rapprochement entre la Société et la société Omnicom Group Inc;

3.	Approbation de la clarification des paragraphes 6.2.6.2 et 6.2.6.3 du Contrat afin de préciser les modalités de calcul du coupon couru dans certains cas de remboursement anticipé; et

4.	Pouvoirs pour les formalités et dépôt des documents relatifs à l’assemblée.

Il est rappelé que l’assemblée générale se prononcera à la majorité des deux tiers des voix dont disposent les porteurs présents et représentés. L’assemblée ne délibèrera valablement sur première convocation que si les porteurs présents ou représentés possèdent au moins le quart des ORANE ayant le droit de vote et, sur deuxième convocation, le cinquième.

1.	Présentation de la fusion entre la Société et Omnicom Group lnc

a.	Accord de rapprochement et intérêt du Rapprochement

Le 27 juillet 2013, la Société et Omnicom ont conclu un contrat dénommé « Business Combination Agreement » (y compris ses pièces et annexes, le « BCA ») aux termes duquel ces deux sociétés ont convenu, sous certaines conditions, de se rapprocher (le « Rapprochement »).

Ce Rapprochement serait une fusion entre égaux, qui conduirait à la naissance d’un acteur de premier plan de la publicité et des services de marketing.

Les avantages du Rapprochement pour les deux groupes et leurs actionnaires ainsi que les perspectives du nouveau groupe, tels que présentés par les sociétés à leurs investisseurs, figurent en Annexe A au présent rapport et sur le site Internet de Publicis, page Relations Investisseurs, à l’adresse suivante:

http://www.publicisgroupe.com/media/display/id/6880.pdf

Le BCA est disponible à l’adresse Internet suivante:

http://phx.corporate-ir.net/phoenix.zhtml?c=102269&p=irol-SECText&TEXT=aHR0cDovL2FwaS50ZW5rd2l6YXJkLmNvbS9maWxpbmcueG1sP2lwYWdlPTkwNDcwN

zgmRFNFUT0wJlNFUT0wJlNRREVTQz1TRUNUSU9OX0VOVElSRSZzdWJzaWQ9NTc%3d

b.	Principales modalités du Rapprochement

Conformément au BCA, les actionnaires de la Société recevront en échange de leurs actions des actions d’une société de droit néerlandais nouvellement créée, dénommée Publicis Omnicom Group N.V. (« Newco ») qui absorbera la Société par voie de fusion transfrontalière (la « Fusion Publicis »). Immédiatement après et de façon inter-conditionnelle, Omnicom absorbera, au moyen d’une opération dite de « fusion triangulaire inversée », une société nouvelle de droit de l’Etat de New York intégralement détenue par Newco. Au terme de cette fusion, les actionnaires d’Omnicom recevront en échange de leurs actions Omnicom des actions de Newco (la « Fusion Omnicom »).

La parité d’échange de la Fusion Publicis sera d’une action Newco pour une action Publicis (la « Parité d’Echange Publicis »). Il n’y aura donc pas de règlement de rompus au titre de cette fusion. Préalablement à la fusion, Publicis versera un dividende exceptionnel en numéraire de 1 euro par action (le « Dividende Exceptionnel Publicis »).

La parité d’échange de la Fusion Omnicom sera de 0,813008 action Newco pour une action Omnicom (la « Parité d’Echange Omnicom »). Préalablement à la fusion, Omnicom versera un dividende exceptionnel en numéraire de 2 dollars par action (le « Dividende Exceptionnel Omnicom »). Le Dividende Exceptionnel Omnicom pourra être ajusté à la hausse alors que la Parité d’Echange Omnicom pourra en contrepartie être ajustée à la baisse, pour tenir compte notamment des changements du nombre d’actions en circulation composant le capital de la Société (à l’exception des actions auto-détenues) relativement au nombre d’actions en circulation composant le capital d’Omnicom (à l’exception des actions auto-détenues), lors de la réalisation du Rapprochement, dans les conditions plus amplement décrites à l’article 1.7 (c) du BCA (le « Mécanisme d’Ajustement »). En particulier, si la totalité des ORANE n’a pas été remboursée à la date de réalisation du Rapprochement, le Dividende Exceptionnel Omnicom pourra être ajusté à la hausse.

Par ailleurs, le Dividende Exceptionnel Publicis et le Dividende Exceptionnel Omnicom peuvent être ajustés à la hausse de manière à égaliser, le cas échéant, les dividendes ordinaires payés par chaque société à ses actionnaires préalablement au Rapprochement, étant toutefois précisé qu’Omnicom pourra verser à ses actionnaires jusqu’à deux dividendes trimestriels de 0,40 dollars par action chacun sans que ceux-ci ne rentrent en compte dans le mécanisme d’égalisation des dividendes ordinaires.

A l’issue du Rapprochement, les anciens actionnaires de Publicis et d’Omnicom détiendront chacun environ 50% du capital de Newco. Sur la base du nombre d’actions en circulation de Publicis et d’Omnicom prévu immédiatement avant la réalisation du Rapprochement, il est attendu que les anciens actionnaires de Publicis devraient détenir approximativement 50,64% de Newco et ceux d’Omnicom 49,36%.

Newco, dont le capital serait, à la date de la réalisation du Rapprochement, exclusivement constitué d’actions ordinaires, demandera l’admission concomitante de la totalité de ses actions sur le New York Stock Exchange (« NYSE ») et sur le marché règlementé de NYSE Euronext à Paris (« Euronext Paris »), et demandera leur inclusion dans les indices S&P 500 et CAC 40.

Newco sera une société constituée selon le droit néerlandais et le nouveau groupe aurait ses sièges opérationnels à Paris et New York.

La Fusion Publicis sera une fusion transfrontalière régie par la Directive 2005/56/CE du Parlement européen et du Conseil du 26 octobre 2005 sur les fusions transfrontalières des sociétés de capitaux et le droit des sociétés français et hollandais, notamment les articles L. 236-1 et suivants et L. 236-25 et suivants du code de commerce. Newco n’aura pas, à l’issue de la fusion, le statut de société européenne et conservera la forme sociale de naamloze vennootschap (correspondant à la société anonyme). La Fusion Publicis donnera lieu à l’établissement d’un traité de fusion transfrontalière, dont les termes seront conformes au BCA.

Le projet de rapprochement entre Publicis et Omnicom tel que régi par le BCA a été approuvé à l’unanimité par le conseil de surveillance et le directoire de Publicis. Conformément à la loi, le tribunal de commerce de Paris a désigné le 4 septembre 2013 MM. Jean-Charles de Lasteyrie, Olivier Peronnet et Jacques Potdevin en qualité de commissaires à la fusion chargés d’établir un rapport sur les conditions de la Fusion Publicis, et notamment la Parité d’Echange Publicis et la Parité d’Echange Omnicom. Il est précisé que le Rapprochement a également été autorisé et recommandé à l’unanimité par le Board of Directors d’Omnicom.

c.	Gouvernance de Newco après la fusion

La gouvernance de Newco qui sera mise en place après la réalisation du Rapprochement sera équilibrée et visera à assurer une représentation égale des deux groupes Publicis et Omnicom, tant au niveau du conseil d’administration que, pendant une certaine période, des CEO (directeurs généraux) du nouveau groupe.

Newco sera dirigée par un conseil d’administration auquel siègeront les deux Co-CEO visés ci-dessous (à savoir respectivement M. Maurice Lévy et M. John Wren) en qualité d’administrateurs exécutifs, et comptant une représentation égale d’administrateurs issus de Publicis et d’Omnicom (7 chacun en sus des deux Co-CEO), avec pour objectif de renforcer dans la durée la diversité et l’égalité homme-femme ; certaines décisions importantes (dont la révocation des CEO) seront prises à la majorité des deux tiers des membres.

Immédiatement après la réalisation de l’opération, les actuels Présidents du conseil d’administration d’Omnicom et du conseil de surveillance de Publicis (à savoir M. Bruce Crawford puis Mme. Elisabeth Badinter) alterneront tous les ans en tant que Chairman (président) et Vice-Chairman non exécutifs, pendant la période évoquée dans le BCA et jusqu’à la nomination en qualité de Chairman de M. Maurice Lévy.

Quatre comités seront constitués, en charge respectivement de l’audit, des finances, des nominations et de la gouvernance, et des rémunérations.

Pendant 30 mois après la réalisation de l’opération, le nouveau groupe sera dirigé par les deux actuels CEO de Publicis et d’Omnicom (à savoir respectivement M. Maurice Lévy et M. John Wren) qui auront la qualité de Co-CEO et les mêmes pouvoirs et attributions; à l’issue de cette période, M. Maurice Lévy deviendra Chairman non exécutif du conseil pendant une période d’au moins 30 mois, et M. John Wren deviendra CEO unique.

Les principaux dirigeants du nouveau groupe seront nommés d’un commun accord entre les deux Co-CEO.

d.	Conditions suspensives de la Fusion Publicis

La réalisation de la Fusion Publicis et plus généralement du Rapprochement entre Publicis et Omnicom est soumise à la satisfaction des principales conditions suspensives suivantes ou, dans la mesure autorisée par la loi, la renonciation de celles-ci:

•	L’approbation du BCA et de la Fusion Omnicom par les actionnaires d’Omnicom, à la majorité des deux tiers de la totalité des actions en circulation;

•	L’approbation du projet de traité de fusion se rapportant à la Fusion Publicis par les actionnaires de Publicis, à la majorité des deux tiers des voix présentes ou représentées à l’assemblée générale extraordinaire des actionnaires Publicis, ainsi que l’approbation du Dividende Exceptionnel Publicis susvisé par les actionnaires de Publicis à la majorité simple;

•	L’autorisation du Rapprochement par les autorités administratives concernées, notamment en matière de contrôle des concentrations et l’obtention de l’agrément fiscal auprès de l’administration fiscale en matière de fusions;

•	L’admission des actions de Newco aux négociations sur le NYSE et Euronext Paris;

•	L’absence de toute interdiction légale ou de toute injonction qui interdirait la réalisation du rapprochement;

•	L’absence d’évènement défavorable significatif (tel que défini dans le BCA) affectant l’une ou l’autre des parties.

e.	Calendrier indicatif

La Société anticipe, en l’état actuel de ses informations, que le Rapprochement pourrait être réalisé dans une fenêtre s’achevant à la fin du premier trimestre 2014, l’assemblée générale extraordinaire de la société étant alors convoqué à une date proche de la date de réalisation anticipée. Le calendrier dépendra notamment de l’obtention des autorisations susvisées auprès des autorités administratives concernées au titre du Rapprochement.

2.	Conséquence de la Fusion Publicis sur la situation des porteurs d’ORANE

La description ci-dessous des conséquences de la Fusion Publicis sur les ORANE reflète les conséquences qu’aurait la Fusion Publicis à l’égard des porteurs d’ORANE sans tenir compte de la proposition de remboursement anticipé décrite ci-après.

a.	Conséquences de la fusion sur les droits des porteurs d’ORANE

Newco viendra aux droits et obligations de la Société à raison de la Fusion Publicis de sorte que suite au Rapprochement, les porteurs d’ORANE exerceront leurs droits dans Newco.

L’exercice social ne sera pas modifié. Newco restera soumise à l’obligation d’établir des comptes consolidés.

Les ORANE seront remboursées en actions Newco, selon le même échéancier que celui prévu au Contrat.

Le coupon annuel des ORANE sera calculé, par application de la formule visée au Contrat, au regard des dividendes payés par la Société puis par Newco au cours des périodes considérées.

Le coupon dû les 1er septembre 2014, 2015 et 2016 sera ainsi calculé en tenant compte des dividendes 2012 et 2013 de la Société, et des dividendes payés par la Société et Newco entre le 1er septembre 2013 et le 31 août 2014.

Compte tenu de la parité de 1 pour 1 applicable à la Fusion Publicis, il n’y aura pas lieu d’ajuster la parité de remboursement (telle qu’ajustée par ailleurs au titre des distributions passées prélevées sur des primes comme il est dit ci-dessous) au titre de la Fusion Publicis elle-même. En revanche, la parité de remboursement sera ajustée pour tenir compte du Dividende Exceptionnel Publicis d’un euro par action, selon les modalités prévues au Contrat et notamment celles prévues aux articles L. 228-99 et R. 228-87 à R. 228-92 du code de commerce. Ainsi, le nouveau nombre d’actions pouvant être obtenu en remboursement de chaque ORANE sera déterminé en multipliant le nombre d’actions qui pouvait être obtenu en remboursement des ORANE avant le début du Rapprochement considérée par le rapport:

Valeur de l’action avant la distribution

Valeur de l’action avant la distribution

diminuée de la somme distribuée ou de la valeur des titres remis par action

Pour le calcul de ce rapport, la valeur de l’action avant la distribution sera déterminée d’après la moyenne des premiers cours constatés sur le marché d’Euronext Paris pendant vingt jours de bourse consécutifs choisis parmi les quarante précédant celui du jour de la distribution.

La nouvelle parité de remboursement résultant de l’ajustement ci-dessus sera portée à la connaissance des porteurs d’ORANE au moyen d’un avis publié au Bulletin des Annonces Légales Obligatoires, d’un avis dans un journal financier de diffusion nationale et par un avis d’Euronext Paris.

Sous ces réserves, les ORANE resteront soumises au droit français et au Contrat. Elles resteront cotées sur Euronext Paris.

En conséquence, les porteurs d’ORANE conserveront cette même qualité dans Newco, aux mêmes conditions que celles actuellement en vigueur (sous réserve de l’ajustement de la parité de remboursement visé ci-dessus), après réalisation de la Fusion Publicis.

b.	Faculté contractuelle de remboursement anticipé

Les porteurs d’ORANE bénéficient, conformément à l’article 6.3.3.1 (iii) du Contrat, d’une faculté de demander, le remboursement anticipé de leurs ORANE en actions nouvelles ou existantes de la Société avant l’assemblée générale extraordinaire de la Société appelée à statuer sur la Fusion Publicis. En cas de remboursement anticipé à ce titre, le coupon couru au titre des ORANE jusqu’à la date de remboursement est également dû et payable, en numéraire ou en actions au choix de la Société. S’il est payé en actions, le nombre d’actions de la Société remises aux porteurs est déterminé sur la base de la moyenne du premier cours des actions de la Société au cours des 10 jours de bourse précédant le remboursement.

La ou les dates de remboursement des ORANE aux porteurs qui en font la demande ne peut être postérieure au dixième jour précédant la date de l’assemblée générale des actionnaires appelée à statuer sur la Fusion Publicis.

La Société communiquera aux porteurs d’ORANE la date à partir de laquelle ils pourront demander le remboursement anticipé de leurs titres et les modalités de remboursement.

c.	Conséquences fiscales de la Fusion Publicis pour les porteurs d’ORANE

Le régime fiscal applicable aux porteurs d’ORANE qui sont des résidents fiscaux de France à raison de la rémunération des ORANE et de leur remboursement ne devrait pas être affecté par la Fusion Publicis. En particulier la rémunération des ORANE ne devrait pas être soumise à retenue à la source pour autant qu’elle pourra toujours être considérée du point de vue fiscal comme étant de source française.

3.	Ajustement de la parité de remboursement des ORANE au titre des distributions de primes passées

Compte tenu de la part des distributions prélevée sur des primes de la Société depuis l’émission des ORANE jusqu’à la date du présent rapport, et conformément aux stipulations prévues au Contrat, la parité d’échange des ORANE est ajustée et portée de 1,000 action à 1,015 actions (déterminée avec trois décimales par arrondi au millième le plus proche), c’est-à-dire que 1,015 actions seront remises aux porteurs pour chaque action qui aurait dû être remise en l’absence d’ajustement.

Lorsque le nombre d’actions calculé en appliquant cette parité ajustée ne sera pas un nombre entier, le titulaire d’ORANE pourra demander qu’il lui soit délivré:

•	soit le nombre entier d’actions Publicis immédiatement inférieur, auquel cas il sera versé au porteur en espèces une somme égale au produit de la fraction d’action formant rompu par le cours moyen des actions de la Société sur le premier marché d’Euronext Paris sur la base du premier cours coté sur Euronext Paris durant les 20 séances de bourse précédant la date de remboursement;

•	soit le nombre entier d’actions Publicis immédiatement supérieur, auquel cas le porteur devra verser à la Société une somme égale à la valeur de la fraction d’action supplémentaire ainsi demandée, évaluée sur la base prévue ci-dessus.

Le calcul du coupon attaché aux ORANE sera ajusté de la même manière.

Par ailleurs, pour permettre aux porteurs existants et passés de bénéficier de cet ajustement au titre des remboursements et paiements de coupons intervenus au cours de la période non prescrite, à savoir les 1er septembre 2009 à 2013, la Société mettra en place, pendant une période limitée, une facilité permettant à toute personne justifiant de l’inscription en compte à son nom d’ORANE à ces dates de recevoir, pour solde de tout compte:

•	un nombre d’actions supplémentaires correspondant à celui qu’il aurait dû recevoir durant la période non-prescrite du fait de cet ajustement, en plus de celles effectivement reçues;

•	ainsi que les suppléments de coupons résultant de l’ajustement de parité.

Les conditions techniques de cette facilité seront communiquées ultérieurement par la Société aux investisseurs.

4.	Approbation de la Fusion Publicis par les porteurs d’ORANE

Conformément à l’article L. 228-101 du code de commerce et aux stipulations du paragraphe 6.3.4.3 (6) du Contrat, les porteurs d’ORANE doivent se prononcer sur la Fusion Publicis.

En cas de refus d’approbation du projet de Fusion Publicis par l’assemblée générale de la masse des porteurs d’ORANE, le directoire pourra néanmoins poursuivre la réalisation du Rapprochement et de la Fusion Publicis.

Les porteurs d’ORANE conserveront alors leur qualité dans Newco après réalisation de la Fusion Publicis selon les termes abordés au paragraphe 2 ci-dessus.

L’assemblée générale de la masse des porteurs d’ORANE pourra toutefois donner mandat au représentant de la masse de former opposition à l’opération dans un délai de trente (30) jours à compter de la publication de la décision du directoire portant sur la Fusion Publicis.

Si une telle opposition est formée, le juge pourra alors soit rejeter l’opposition, soit ordonner à la Société de proposer le remboursement des créances obligataires, soit ordonner la constitution de garanties sous la condition suspensive de la réalisation effective de la Fusion Publicis. Il est toutefois rappelé que les ORANE seront en tout état de cause remboursées en actions (de la Société avant la réalisation de la Fusion Publicis, et de Newco après), et que les titulaires d’ORANE bénéficient en tout état de cause du droit de remboursement anticipé facultatif susvisé.

L’éventuelle opposition ne mettra pas fin aux opérations se rapportant à la Fusion Publicis qui pourront se poursuivre, sauf décision contraire du directoire.

En conséquence, le directoire de la Société vous invite à vous prononcer en faveur du projet de Fusion Publicis et, plus généralement, du projet de Rapprochement avec Omnicom tel que prévu dans le BCA.

5.	Approbation de l’introduction d’un cas de remboursement anticipé des ORANE en cas d’approbation par les actionnaires de la Société de la Fusion Publicis

Il vous est proposé de vous prononcer sur une proposition de modification des termes des ORANE visant à rembourser la totalité de celles-ci, sous réserve de l’approbation de

l’assemblée générale extraordinaire de la Société, après que celle-ci aura approuvé la Fusion Publicis, et en tout état de cause avant la réalisation de la Fusion Publicis et la date de détachement (record date) du Dividende Exceptionnel Publicis de sorte que les actions remises en remboursement des ORANE pourront, par décision de l’assemblée générale extraordinaire, bénéficier du Dividende Exceptionnel Publicis.

Il est précisé que cette proposition d’instituer un cas de remboursement anticipé qui s’imposera à tous les porteurs ne remettra pas en cause le droit de chaque porteur de demander le remboursement des ORANE avant l’assemblée générale appelée à voter la Fusion Publicis, comme évoqué ci-dessus.

Le remboursement s’effectuera au pair (tenant compte de l’ajustement visé au paragraphe 3 ci-dessus) et versé en actions ou en numéraire à la discrétion de la Société et les porteurs bénéficieront du coupon couru à la date de remboursement.

Plus généralement et conformément au paragraphe 6.5 du Contrat, les actions remises en remboursement des ORANE, qu’elles soient nouvelles ou existantes, seront entièrement assimilées aux actions anciennes et donneront droit au règlement de la même somme nette que les autres actions pour toute répartition ou tout remboursement de la Société à compter de leur remise.

a.	Motifs de la proposition de remboursement anticipé

Il est apparu souhaitable à la Société et à Omnicom, lors de leurs discussions sur le Rapprochement, de simplifier la structure de capital de Publicis en supprimant les ORANE qui constituent un capital différé significatif représentant, au 2 septembre 2013 et compte tenu de l’ajustement visé au § 3 ci-dessus, 14 270 049 actions (à raison de 9,135 actions par ORANE), soit environ 6,7% du nombre d’actions total émises par la Société et environ 7,1% du nombre d’actions total déduction faite des actions auto-détenues1.

Pour ces raisons, la Société s’est réservée dans le BCA la possibilité de proposer aux porteurs des ORANE (et s’est engagée à le faire à la demande d’Omnicom) d’autoriser le remboursement anticipé de celles-ci, ce remboursement intervenant avant la réalisation du Rapprochement, étant toutefois précisé que l’acceptation, par les porteurs d’ORANE réunis en assemblée générale, de ce remboursement anticipé obligatoire ne constituera pas une condition suspensive de la Fusion Publicis du Rapprochement prévus par le BCA.

Par ailleurs, si la totalité des ORANE n’a pas été remboursée à la date de la Fusion Publicis, l’effet du non-remboursement total des ORANE sur le nombre d’actions de la Société en circulation avant la date de réalisation du Rapprochement sera pris en compte dans le Mécanisme d’Ajustement, conformément à l’article 1.7 (c) du BCA susvisé.

Enfin, le remboursement de la totalité des ORANE est apparu d’autant plus souhaitable que la Société anticipe qu’un grand nombre de porteurs souhaiteront bénéficier de la faculté de remboursement anticipé qui leur sera offerte du fait de la Fusion Publicis en application de

[1]	Sur la base du nombre d’actions émises et du nombre d’actions auto-détenues au 30 juin 2013

l’article 6.3.3.1 (iii) du Contrat, tel qu’évoquée ci-dessus, et qu’il ne resterait dans ce cas après la Fusion Publicis qu’un nombre réduit d’ORANE non remboursées, ne bénéficiant que d’une liquidité très réduite voire quasi inexistante et entraînant des coûts de gestion disproportionnés pour la Société. Les avantages et conséquences d’un remboursement anticipé des ORANE pour les porteurs sont décrits ci-dessous.

La Société a donc souhaité réunir l’assemblée générale des porteurs d’ORANE dès le 10 octobre 2013 afin d’assurer la simplification de son bilan avant la publication, prévue d’ici fin octobre 2013, des premiers documents réglementés relatifs au Rapprochement qui feront référence au capital de l’entité combinée et donc au remboursement total ou non des ORANE.

b.	Avantages et conséquences du remboursement anticipé des ORANE

Le remboursement anticipé (soit facultatif, conformément à l’article 6.3.3.1 (iii) du Contrat, soit obligatoire après la Fusion Publicis comme il est proposé aux porteurs) aura pour les porteurs les conséquences suivantes:

i.	Accès à la liquidité

La Société n’a identifié qu’une liquidité extrêmement faible des ORANE sur Euronext Paris, qui limite la capacité des porteurs de les céder dans des conditions satisfaisantes.

A titre d’illustration, au cours des derniers mois, seules 3 cotations ont été indiquées sur la page Bloomberg consacrée à l’ORANE (page Bloomberg <PUBFP 2.2842 09/24/22> Corp <HP>) le 18, 19 et 20 juin 2013 à des niveaux de prix fortement décotés par rapport à la valeur des actions sous-jacentes, cette décote étant la conséquence d’un différentiel de rendement défavorable pour la période d’intérêts en cours et de cette liquidité inexistante.

Date	Prix traité	Décote par rapport à la valeur sous-jacente des actions
18 juin 2013	459.840	17.1%
19 juin 2013	461.683	16.6%
20 juin 2013	455.633	16.1%

ii.	Alignement du rendement sur celui des actions

Dans le passé et en dépit du ratio de bonification de 110% prévu dans la formule de détermination du coupon, l’application de cette dernière n’a jamais permis aux porteurs d’obtenir un rendement équivalent à celui des actions, compte tenu de l’augmentation du dividende ordinaire de la Société.

Il est à cet égard rappelé que la Société et Omnicom ont déclaré envisager une politique de distribution (pay out ratio) de 35% (voir annexe A, page 24).

Le remboursement anticipé permettra à l’ensemble des porteurs de bénéficier, au titre des actions qu’ils auront reçues en remboursement, le dividende exceptionnel de 1 euro par action mentionné ci-dessus (les ORANE ne seront donc pas ajustées au titre de cette distribution).

iii.	Acquisition immédiate du droit de vote au titre des actions sous-jacentes

Les ORANE ne bénéficient actuellement pas du droit de vote en assemblée générale des actionnaires au titre des actions sous-jacentes. Le remboursement anticipé des ORANE permettra immédiatement aux porteurs d’ORANE de voter, en assemblée générale de Newco, avec la totalité des actions sous-jacentes aux ORANE.

c.	Conséquences fiscales du remboursement anticipé pour les porteurs résidents fiscaux français

Il est précisé à titre liminaire que les ORANE pourront, indifféremment, être remboursées en actions nouvelles, en actions existantes, ou les deux. La proportion d’actions nouvelles et existantes sera arrêtée par la Société à sa discrétion. Les porteurs d’ORANE doivent s’assurer auprès de leur conseil fiscal habituel des conséquences fiscales attachées au remboursement anticipé des ORANE dans leur cas particulier.

A titre indicatif, les conséquences fiscales du remboursement anticipé pour les porteurs résidents fiscaux français sont, à la date du présent rapport, les suivants.2

i.	Impôts directs

Les porteurs d’ORANE qui sont des particuliers résidents fiscaux de France ne seront pas immédiatement imposés à raison de la plus-value constatée lors du remboursement des ORANES contre des actions de la Société. En cas de moins-value, celle-ci ne sera pas déductible. En contrepartie leur prix de revient fiscal des actions de la Société sera égal au prix de revient fiscal résiduel des ORANE au jour de leur remboursement (articles 150-OB et 150-0D 9è du code général des impôts).

Les porteurs d’ORANE qui sont des entreprises dont les bénéfices sont imposables en France ne seront pas immédiatement imposés à raison de la plus-value constatée lors du remboursement des ORANES contre des actions de la Société à la condition qu’il s’agisse exclusivement d’actions émises concomitamment au remboursement (article 38-7 du Code général des impôts). En revanche si le remboursement des ORANE est effectué en tout ou partie par la remise d’actions préexistantes de la Société, la plus-value constatée sera incluse dans le résultat imposable dans les conditions de droit commun.

Les porteurs d’ORANE qui ne sont pas des résidents fiscaux de France et qui ne détiennent pas les ORANE dans le cadre d’une entreprise exploitée en France, d’un établissement stable ou d’une base fixe d’affaires en France, ne seront pas imposables en France à raison de la plus-value constatée à l’occasion du remboursement des ORANE.

ii.	Taxe sur les transactions financières

En application de l’article 235 ter ZD du Code général des impôts, la remise d’actions existantes de la Société aux porteurs d’ORANE à l’occasion du remboursement de celles-ci

[2]	L’analyse fiscale présentée ici a été revue par les conseils de la Société.

sera soumise à la taxe sur les transactions financières au taux de 0,2%. L’assiette de la taxe devrait être constituée par le prix d’émission résiduel des ORANE ainsi remboursées. En fonction des stipulations contractuelles régissant les relations entre les porteurs d’ORANE, leurs intermédiaires financiers et leurs dépositaires, les porteurs d’ORANE sont susceptibles de se voir répercuter le coût de la TTF lorsque celle-ci est applicable.

En cas de remise d’actions nouvelles de la Société, l’opération de remboursement devrait constituer un achat d’actions réalisé dans le cadre d’une augmentation de capital et devrait par conséquent être exonérée en application de l’article 235 ter ZD II 1è du Code général des impôts. L’attention des porteurs d’ORANE est cependant attirée sur le fait que l’administration fiscale considère dans ce cas que la taxe sur les transactions financières est néanmoins due (BOI-TCA-FIN-10-20, § 290, 27 nov. 2012).

6.	Précisions à apporter aux modalités de calcul des intérêts courus en cas de remboursement anticipé des ORANE

a.	Coupon en cas de remboursement anticipé des ORANE

Conformément aux paragraphes 6.2.6.2 et 6.2.6.3 du Contrat, la Société paiera au titre des ORANE, lors du remboursement anticipé de ces dernières (soit facultatif, conformément au paragraphe 6.3.3.1 (iii) du Contrat, soit obligatoire après la Fusion Publicis comme il est proposé aux porteurs), le coupon y afférent calculé prorata temporis au regard du nombre de jours écoulés depuis le 1er septembre 2013 (date de paiement du dernier coupon), sur une base de 365 jours conformément à l’article 6.2.6.1 du Contrat.

Le coupon couru peut être payé par la Société, à sa discrétion, soit en numéraire soit en actions de la Société, conformément au paragraphe 6.2.6.3 du Contrat. Dans ce dernier cas, la valeur de l’action prise en compte pour la détermination du nombre d’actions remises en paiement du coupon sera celle ressortant de la moyenne des dix premiers cours cotés de l’action sur Euronext Paris préalablement à la date de remboursement (celle-ci étant exclue).

b.	Calcul du coupon en cas de remboursement anticipé dans le cadre de la Fusion Publicis

Il est envisagé, dans le calendrier indicatif actuellement envisagé par les parties (et dont la réalisation dépend de plusieurs facteurs évoqués ci-dessus), que l’assemblée générale appelée à approuver la Fusion Publicis se tienne avant que la Société puisse tenir son assemblée générale annuelle.

Le coupon devant être révisé pour une période de trois ans à compter de la période commençant à courir le 1er septembre 2013, le coupon au titre de la période courant du 1er septembre 2013 au 31 août 2014 (payable le 1er septembre 2014), doit être déterminé comme suit, conformément à l’article 6.2.6.1 (vi) du Contrat :

Max [Coupon Minimum ; R(n) x 110% x [(Div2014 + Div2013 + Div 2012)] / 3]

Où Rn est le nombre d’actions sous-jacentes restant à rembourser et Div le montant net, hors avoir fiscal, du dividende par action dont la distribution a été votée entre le 1er septembre de l’année précédente et le 31 août de l’année en question.

Cette détermination tient donc compte du ou des dividendes dont la distribution sera votée entre le 1er septembre 2013 et le 31 août 2014. Il est vraisemblable que, lors du remboursement anticipé (facultatif ou obligatoire), le dividende annuel n’aura pas été soumis aux actionnaires. Par ailleurs, le Dividende Exceptionnel Publicis ne sera voté qu’après le remboursement anticipé facultatif ouvert aux porteurs.

c.	Calcul du coupon couru

Afin de clarifier le mode de calcul du coupon couru, et étant rappelé que les actions émises en remboursement (tant facultatif qu’obligatoire le cas échéant) des ORANE bénéficieront du Dividende Exceptionnel Publicis d’un euro par action, il est proposé aux porteurs que le coupon couru payé en cas de remboursement anticipé facultatif ou obligatoire intervenant dans le cadre de la Fusion Publicis, soit calculé sur la base d’un taux annuel, forfaitaire et pour solde de tout compte, de 3,2946 % calculé sur la valeur nominale des ORANE.

Ce coupon correspondrait au coupon révisé selon les termes du Contrat si l’on prend pour hypothèse une distribution théorique de 1,10 euro par action pour la période courant du 1er septembre 2013 au 31 août 2014 et en tenant compte de l’ajustement de la parité de remboursement des ORANE au titre des distributions passées prélevées sur des primes tel que visé au § 3 ci-dessus.

En conséquence de ce qui précède, le directoire de la Société vous invite à vous prononcer en faveur des projets de modification des termes et conditions des ORANE.

Les résolutions qui vous sont présentées en Annexe B du présent rapport reprennent les principaux points de ce rapport ; nous vous remercions de bien vouloir les approuver et de faire confiance au directoire de la Société pour assurer la bonne fin de ces opérations, dans l’intérêt de la Société.

Il est précisé que trois investisseurs institutionnels, titulaires ensemble d’environ 60 % des ORANE en circulation, ont exprimé leur soutien aux résolutions présentées et se sont engagés à voter en leur faveur ; ils se sont également engagés à ce titre à conserver leurs ORANE au moins jusqu’au 10 octobre 2013.

Pour plus d’informations concernant la Société, les porteurs sont invités à se référer notamment au document de référence 2012 et à son rapport financier semestriel disponibles sur son site Internet, page « Relations Investisseurs » : www.publicisgroupe.com/Relations investisseurs/documentsreglementes.

Pour plus d’informations concernant Omnicom, les porteurs sont invités à se référer notamment au rapport annuel 2012 déposé à la SEC sous formulaire « Form 10-K » et à ses rapports trimestriels pour le premier et le deuxième trimestres 2013, disponibles sur son site Internet http://www.omnicomgroup.com, page « Investors Relations ».

Remarque importante

L’attention des porteurs d’ORANE est attirée sur le fait que, pour les raisons indiquées dans le présent rapport, l’assemblée générale des porteurs a été convoquée en avance de l’assemblée générale des actionnaires de la Société qui sera appelée à se prononcer sur la Fusion Publicis.

L’information qui sera diffusée aux actionnaires et aux porteurs de valeurs mobilières de la Société lors de la convocation de l’assemblée générale de ses actionnaires inclura des informations qui ne sont pas disponibles à ce jour et n’ont pu être communiquées aux porteurs d’ORANE, et notamment les comptes pro forma et les comptes de Newco, ainsi que les rapports des commissaires à la fusion désignés pour les besoins de la Fusion Publicis.

ANNEXE A

Présentation du Rapprochement

ANNEXE B

Projets de résolutions

Première résolution

L’assemblée générale des Obligataires, statuant aux conditions de quorum et de majorité prévues par l’article L. 225-96 du code de commerce sur renvoi de l’article L. 228-103 du même code, après avoir entendu le rapport du directoire décrivant le projet de rapprochement entre la Société et la société Omnicom Group Inc, ledit rapprochement devant intervenir au moyen de l’absorption par voie de fusion de la Société par la société de droit hollandais nouvellement constituée Publicis Omnicom Group NV, laquelle absorbera concomitamment la société Omnicom Group Inc au moyen d’une opération dite de fusion triangulaire inversée, le tout conformément au contrat dit Business Combination Agreement du 27 juillet 2013 conclu entre la Société et la société Omnicom Group Inc, autorise, conformément au paragraphe 6.3.4.3 (6) de la note d’opération portant le visa COB numéro 02-564 en date du 16 mai 2002 (le « Contrat ») et à l’article L. 228-101, 1er alinéa, du code de commerce, la fusion de la Société avec la société Publicis Omnicom Group NV dans les conditions visées au Business Combination Agreement.

Deuxième résolution

L’assemblée générale des Obligataires, statuant aux conditions de quorum et de majorité prévues par l’article L. 225-96 du code de commerce sur renvoi de l’article L. 228-103 du même code, après avoir entendu le rapport du directoire, autorise les modifications suivantes du Contrat afin d’y introduire un cas de remboursement anticipé obligatoire en cas de fusion avec la société Publicis Omnicom Group NV ; ces modifications prendront effet dès qu’elles auront été approuvées par l’assemblée générale extraordinaire des actionnaires de la Société et sous réserve de cette approbation.

Il est institué, en sus des cas de remboursement anticipé au gré de l’émetteur visés au paragraphe 6.3.2 du Contrat et des cas de remboursement anticipé au gré des porteurs visés au paragraphe 6.3.3, un cas de remboursement anticipé obligatoire pour la Société et pour les porteurs d’ORANE, comme suit.

Le remboursement des ORANE interviendra de manière anticipée, obligatoirement pour la totalité des Obligataires, à la date qui sera fixée par la Société sans pouvoir être postérieure (i) au dixième jour ouvré suivant la date de l’assemblée générale extraordinaire de la Société qui approuvera la fusion de la Société avec la société néerlandaise qui sera dénommée Publicis Omnicom Group NV, conformément au contrat dénommé Business Combination Agreement conclu le 27 juillet 2013 entre la Société et la société Omnicom Group Inc ni (ii) au jour précédant la date de détachement (record date) du dividende exceptionnel de 1 euro par action qui sera payé préalablement à la fusion conformément au même contrat.

Le remboursement anticipé donnera lieu à la remise du nombre d’actions de la Société restant dues à cette date conformément au paragraphe 6.3.1.2 (tel qu’ajusté pour tenir compte de la part des dividendes prélevée sur des primes depuis l’émission des ORANE, cet ajustement conduisant à la remise de 9,135 actions par ORANE au lieu de 9 actions), et au paiement du coupon couru à la date de remboursement conformément aux paragraphes 6.2.6.2 et 6.2.6.3 du Contrat, tels que modifiés en application de la troisième résolution. Conformément au paragraphe 6.5 du Contrat, les actions remises en remboursement des ORANE seront immédiatement assimilées aux actions anciennes.

Le cas de remboursement anticipé obligatoire visé à la présente résolution ne remet pas en cause le droit des Obligataires à demander le remboursement anticipé de leurs ORANE, de manière facultative, conformément au paragraphe 6.3.3.1 (iii) du Contrat.

Troisième résolution

L’assemblée générale des Obligataires, statuant aux conditions de quorum et de majorité prévues par l’article L. 225-96 du code de commerce sur renvoi de l’article L. 228-103 du même code, après avoir entendu le rapport du directoire, autorise les modifications suivantes du Contrat afin d’apporter certaines précisions aux modalités de calcul du coupon couru dans certains cas de remboursement anticipé ; ces précisions prendront effet immédiatement.

S’agissant du calcul du coupon en cas de remboursement anticipé facultatif (conformément au paragraphe 6.3.3.1 (iii) du Contrat) ou obligatoire (conformément à la deuxième résolution de la présente assemblée) intervenant dans le cadre de la fusion entre la Société avec la société néerlandaise qui sera dénommée Publicis Omnicom Group NV, conformément au contrat dénommé Business Combination Agreement conclu le 27 juillet 2013 entre la Société et la société Omnicom Group Inc, alors le coupon dû au jour du remboursement anticipé des ORANE sera calculé, prorata temporis, sur la base d’un taux annuel forfaitaire de 3,2946 % calculé sur la Valeur Nominale des ORANE, ledit taux tenant compte de l’ajustement des ORANE au titre de la part des dividendes prélevée sur des primes depuis l’émission des ORANE.

Il est en outre précisé que les stipulations du paragraphe 6.2.6.3 du Contrat s’appliqueront au cas de remboursement anticipé obligatoire visé à la deuxième résolution soumise à la présente assemblée.

Quatrième résolution

L’assemblée générale des Obligataires, statuant aux conditions de quorum et de majorité prévues par l’article L. 225-96 du code de commerce sur renvoi de l’article L. 228-103 du

même code, donne tous pouvoirs au porteur d’une copie ou d’un extrait du procès-verbal de la présente assemblée à l’effet d’accomplir tous dépôts, publications, déclarations et formalités prévus par la loi où besoin sera.

Avertissement

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis, Publicis Omnicom Group, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom et de Publicis ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’Offre ou de Sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuel, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations Complémentaires Importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR ORANGE, PURPLE, PURPLE ORANGE GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis ou par Publicis Omnicom Group).

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR ORANGE, PURPLE, PURPLE ORANGE GROUP,

LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PURPLE, ORANGE, PURPLE ORANGE GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la Sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.